SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

            Macatawa Bank Corporation
(Name of Issuer)

            Common Stock
(Title of Class of Securities)

            554225102
(CUSIP Number)

White Bay Capital, LLC
3133 Orchard Vista Dr., Grand Rapids, MI 49546
            (616) 942-3267
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

             October 31, 2008
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [_]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(The second part of this cover page continues on the following page.)

CUSIP No. 554225102	13D	Page 2 of 6

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) White Bay Capital, LLC
2	Check the Appropriate Box if a Member of a Group (a) [_] (See Instructions) (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 8 9 10
Sole Voting Power
2,234,636 shares
(Conversion into Common Stock is subject to 9.9% restriction)

Shared Voting Power
0 shares

Sole Dispositive Power
2,234,636 shares
(Conversion into Common Stock is subject to 9.9% restriction)

Shared Dispositive Power
0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 554225102	13D	Page 3 of 6

Item 1.	Security and Issuer.

        This statement relates to 20,000 shares of Series A Noncumulative Convertible Perpetual Preferred Stock (the “Preferred Shares”) issued by Macatawa Bank Corporation (the “Issuer”), whose principal executive offices are located at 10753 Macatawa Drive, Holland, MI 49424. The Preferred Shares were issued to White Bay Capital, LLC, a Michigan limited liability company (“White Bay”). Pursuant to its Subscription Agreement, dated October 31, 2008, with the Issuer, White Bay subscribed for and purchased 20,000 Preferred Shares for an aggregate purchase price of $20 million. Under the Certificate of Designations for the Preferred Shares, filed with the State of Michigan on October 30, 2008, White Bay may convert its Preferred Shares into Common Stock of the Issuer, subject to the limitation that at no time may it beneficially own more than 9.9% of the Issuer’s Common Stock outstanding at such time.

Item 2.	Identity and Background.

        (a)        This statement is filed by the entities and persons listed below, all of whom, collectively, are referred to herein as the “Reporting Persons.”

                         (i)        White Bay Capital, LLC, a Michigan domestic limited liability company.

                        (ii)        Mr. David Van Andel, a managing member of White Bay, and as such controls the activities of White Bay

        (b)        The business address of each of the Reporting Persons is 3133 Orchard Vista Dr, Grand Rapids, MI 49546.

        (c)        The principal business of White Bay is to invest in securities. The principal business of Mr. David Van Andel is Chairman and Chief Executive Officer of the Van Andel Institute, Chairman and Chief Executive Officer of IdeaSphere, Inc. and a director of Alticor, Inc..

        (d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

        (e)        None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)        The citizenship of White Bay is set forth above. Mr. David Van Andel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

        The Reporting Persons are deemed to beneficially own 2,234,636 shares of Common Stock of the Issuer in connection with their purchase of 20,000 shares of Series A Noncumulative Convertible Perpetual Preferred Stock of the Issuer pursuant to a Subscription and Purchase Agreement dated October 31, 2008 (the “Subscription Agreement’). The Preferred Shares were purchased for a total purchase price of $20 million. At a conversion price of $8.95, each share of the Preferred Shares is currently convertible into approximately 111.73 shares of Common Stock of the Issuer. However, due to limitations set forth in the Certificate of Designations for the Preferred Shares, White Bay will not be permitted to receive Common Stock of the Issuer upon conversion of its Preferred Shares to the extent such conversion would cause White Bay to beneficially own more than 9.9% of the Issuer’s Common Stock outstanding at such time. Consequently, White Bay’s beneficial ownership is capped at 9.9%. The funds required for the payment of the purchase price were obtained from the working capital of the Reporting Persons.

CUSIP No. 554225102	13D	Page 4 of 6

Item 4.	Purpose of Transaction.

        The purpose of this Schedule 13D is to report the transaction described in Item 3 above. In addition, pursuant to the terms of a Board Representation Agreement dated November 5, 2008 (the “Board Representation Agreement”), White Bay (or its designees) has the right to appoint one member to the board of directors of the Issuer. Under the Board Representation Agreement with White Bay, the Board of Directors of the Issuer has agreed to take all action necessary to cause Mark Bugge, the designee of White Bay, to be elected to the Board of Directors of the Issuer. The Issuer has further agreed to cause Mr. Bugge to be elected and maintained as a member of the Board of Directors of Macatawa Bank, a Michigan banking corporation and wholly owned subsidiary of the Issuer.

        Other than with respect to (i) the potential exercise of its right to appoint a member to the board of directors of the Issuer as described above (and the potential rights of any such appointees as a member of the Issuer’s board of directors on matters presented to the Issuer’s board of directors from time to time) and (ii) the potential exercise of its voting rights on matters presented to the Issuer’s shareholders from time to time, the Reporting Persons have no definitive present plans or proposals which will relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own 2,234,636 shares of the Common Stock of the Issuer pursuant to their ownership of 20,000 shares of the Preferred Shares of the Issuer, which are convertible into shares of Common Stock of the Issuer as described in Item 3 above.

The Reporting Person’s beneficial ownership represents 9.9% of the issued and outstanding shares of the Issuer’s Common Stock. This percentage is based on limitations set forth in the Certificate of Designations for the Preferred Shares. Pursuant to these limitations, White Bay will not be permitted to receive Common Stock of the Issuer upon conversion of its Preferred Shares to the extent such conversion would cause White Bay to beneficially own more than 9.9% of the Issuer’s Common Stock outstanding at such time. Consequently, White Bay’s beneficial ownership is capped at 9.9%.

(b)	The Reporting Persons have the sole power to vote and dispose of the stock reported pursuant to paragraph (a).

(c)	The Reporting Persons purchased 20,000 shares of Series A Noncumulative Convertible Perpetual Preferred Stock of the Issuer directly from the Issuer pursuant to the Subscription Agreement described in Item 3. The sales price was $1,000 per share. The closing of the sale took place on November 5, 2008.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 554225102	13D	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies..

Item 7.	Material to be Filed as Exhibits.

Exhibits

4.1	Certificate of Designations of Macatawa Bank Corporation filed on October 30, 2008 with the State of Michigan designating the preferences, limitations, voting powers and relative rights of the Series A Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed November 5, 2008).

10.1	Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and the investor party(ies) thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed November 5, 2008).

10.2	Board Representation Agreement dated November 5, 2008 between Macatawa Bank Corporation and White Bay Capital, LLC (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed November 5, 2008).

CUSIP No. 554225102	13D	Page 6 of 6

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

White Bay Capital, LLC By: /s/ David Van Andel —————————————— David Van Andel Managing Member

Dated: November 10, 2008